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October 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama and Jason Drory

Re:	Qualigen Therapeutics, Inc.
Registration Statement on Form S-1
Filed June 13, 2023
File No. 333-272623

Dear Ms. Gama and Mr. Drory:

On behalf of our client, Qualigen Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 23, 2023 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (as amended, the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Securities and Exchange Commission

October 2, 2023

Registration Statement on Form S-1

1.	We note that you intend to name a placement agent for the offering. Please identify the name of the placement agent in your next amendment. Additionally, it does not appear that your exhibit index currently includes a placeholder for a Placement Agent Agreement. Please update your exhibit index to include your Placement Agent Agreement, or advise.

The Company has identified the placement agent for the proposed offering in the Amended Registration Statement and have included a placeholder for the Placement Agent Agreement, which will be filed.

2.	Please revise your disclosure to include all of the information that is required by Item 501(b)(8)(iii) of Regulation S-K, including (i) the date that the offering will end, (ii) any minimum purchase requirements and (iii) any arrangements to place the funds in escrow.

The Company has included the requested information in the Amended Registration Statement.

Please do not hesitate to call the undersigned at (713) 469-3874 with any questions.

Sincerely,

/s/ William D. Davis II
William D. Davis II

cc. Michael S. Poirier, CEO of Qualigen Therapeutics, Inc.